SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

MediWound Ltd. (the “Company”) is filing this Form 6-K to report recent open market acquisitions of its ordinary shares by certain members of its Board of Directors and the Chief Executive Officer. Between December 9 and December 13, 2024, Mr. Nachum (Homi) Shamir, Chairman of the Board, Mr. Ofer Gonen, the Company’s Chief Executive Officer, and additional Board members individually purchased ordinary shares of the Company in open market transactions. These purchases  amounted to an aggregate of 18,462 ordinary shares at an average purchase price per share was $17.13. These transactions were conducted in adherence to all pertinent requirements outlined in the Company's insider trading policy.

The content of this report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022 and August 15, 2023 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697 and 333-273997, respectively) and on Form F-3 filed with the SEC on May 25, 2022 and August 29, 2024 (Registration Nos. 333-265203 and 333-281843, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2024	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer